Exhibit 7.4

UBS Reference No. [BKP…]

STOCK PURCHASE AGREEMENT

dated as of

[date]

among

[CLIENT],

UBS AG, STAMFORD BRANCH,

UBS SECURITIES LLC, and

UBS FINANCIAL SERVICES INC.

STOCK PURCHASE AGREEMENT

THIS AGREEMENT is made as of [date] (“Trade Date”) among Seller (as defined herein), UBS SECURITIES LLC and UBS FINANCIAL SERVICES INC., each as agents (“Agents”) hereunder and UBS AG, STAMFORD BRANCH (“Buyer”).

WHEREAS, Seller owns shares of common stock (“Common Stock”) of the Company (as defined herein), or security entitlements in respect thereof;

WHEREAS, Seller has agreed, pursuant to the Pledge Agreement (as defined herein) to grant Buyer a security interest in certain Common Stock to secure the obligations of Seller hereunder;

WHEREAS, Seller and Buyer are willing to sell and purchase such shares of Common Stock, or security entitlements in respect thereof at the time and on the terms set forth herein;

NOW, THEREFORE, in consideration of their mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

ARTICLE 1
Definitions

Section 1.1. Definitions. As used herein, the following words and phrases shall have the following meanings:

“Acceleration Amount” has the meaning provided in Section 8.1.

“Acceleration Amount Notice” has the meaning provided in Section 8.1.

“Acceleration Date” has the meaning provided in Section 8.1.

“Acceleration Value” has the meaning provided in Section 8.1.

“Bankruptcy Code” has the meaning provided in Section 6.7.

“Base Amount” means the number of shares specified in Annex 1 for each Tranche hereunder.

“Business Day” means (i) in relation to any payment, a day on which commercial banks in the city from which payment is to be made and to which payment is to be made are open for business; (ii) in relation to any delivery of Underlying Shares by book entry, a day on which the party making delivery and the depository on whose books the delivery is to be made are open for business; (iii) in relation to any delivery of Underlying Shares in certificated form, a day on which the Buyer, the Seller, and the transfer agent are open for business; and (iv) in all other cases, a day on which commercial banks are open for business in The City of New York.

“Cap Level” has the meaning provided in Section 2.3(c).

“Cash Settlement Amount” means an amount of cash equal to the product of the Settlement Price and the number of shares of Common Stock (or security entitlements in respect thereof) required to be delivered (but for Section 2.4) pursuant to Section 2.3(b) on the Settlement Date.

“Closing Price” means, for any security for any Trading Day (“Reference Date”), (i) the last reported executed trade price (regular way) of such security on the principal trading market for such security on the Reference Date; (ii) if no regular way executed trade price for such security is reported on the principal trading market for such security on the Reference Date, the average of the closing bid and offered prices for such security as reported by the principal trading market for such security on the Reference Date; (iii) if no regular way executed trade price or closing bid and offered prices for such security are reported on the principal trading market for such security on the Reference Date, the Closing Price (as determined in accordance with clause (i) or (ii)) for the next succeeding Trading Day (if any) within the two scheduled Trading Days immediately succeeding the Reference Date on which the Closing Price may be so determined; or (iv) if the Closing Price cannot be determined in accordance with clause (i) or (ii) on either of such two immediately succeeding Trading Days, the price determined in good faith by Buyer to be the fair market price of such security as of the close of business on the Reference Date; provided that if such security is no longer listed or admitted to trading on any exchange or in the over-the-counter market on the Reference Date, the Closing Price shall be the average of the closing bid and offered prices for the Reference Date as furnished by a member firm of the most recent principal trading market for such security. The Closing Price shall be subject to adjustment in certain events as provided in Article 7.

Stock Purchase Agreement ([date])	1

“Company” means [company], a [company state] corporation.

“Contract Shares” has the meaning provided in Section 2.3(b).

“Dividend Cap Amount” means $[ ] per calendar quarter for all calendar quarters.

“Dividend Interest Period” means:

(a)	For an Extraordinary Cash Dividend that is paid on or prior to the Maturity Date, the period from, and including, the date that such Extraordinary Cash Dividend is paid to holders of Common Stock generally to, but excluding, the Maturity Date; and

(b)	For an Extraordinary Cash Dividend that is scheduled to be paid after the Maturity Date, the period from, and including, the Maturity Date to, but excluding, the scheduled payment date for such Extraordinary Cash Dividend.

“Dividend Period” means each calendar quarter starting with the calendar quarter containing the Business Day following the Trade Date, and ending with the calendar quarter containing the Maturity Date; for the avoidance of doubt, the first Dividend Period shall start on the Business Day following the Trade Date, and the last Dividend Period shall end on the Maturity Date.

“Event of Default” has the meaning provided in Section 8.1.

“Excess Cash Dividend” means, for each Dividend Period, the excess, if any, of the aggregate amount of any ordinary cash dividend on shares of Common Stock with an ex-dividend date during such Dividend Period over the Dividend Cap Amount for such Dividend Period. Excess Cash Dividends shall not include any cash distribution on shares of Common Stock as consideration in connection with a Merger Event.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extraordinary Cash Dividend” means any cash dividend or distribution to holders of the Common Stock generally that is described by the Company at the time of public announcement as an extraordinary, special or nonrecurring dividend or distribution, or that is, or that the Company announces will be, paid out of the Company’s capital and surplus or in connection with the Company’s liquidation or dissolution. Extraordinary Cash Dividends shall not include any cash distribution on shares of Common Stock as consideration in connection with a Merger Event.

“Floor Level” has the meaning provided in Section 2.3(c).

“Insolvency” has the meaning provided in Section 7.2(b).

“Lien” means any lien, mortgage, security interest, pledge, charge or encumbrance of any kind.

“Market Value” means, as of any date with respect to any share of Common Stock (or any security entitlement in respect thereof), the Closing Price per share of Common Stock for the Trading Day prior to such date.

“Maturity Date” means the dates specified in Annex 1 for each Tranche hereunder. If any such Maturity Date is a day that is not a Business Day, the Maturity Date for such Tranche shall be the first following day that is a Business Day and is not or is not deemed to be a Maturity Date in respect of any other Tranche.

“Merger Date” has the meaning provided in Section 7.2.

“Merger Event” has the meaning provided in Section 7.2.

“Nationalization” has the meaning provided in Section 7.2(b).

“Net Future Value” means:

(a)	With respect to an Extraordinary Cash Dividend that is paid on or prior to the Maturity Date, a number determined as follows:

(i)	multiply the Relevant Rate by a fraction, the numerator of which is the actual number of days during the Dividend Interest Period and the denominator of which is 360;

(ii)	add the product from clause (i) to the number 1 (e.g., if the product from clause (i) were 0.50, the result in this clause (ii) would be 1.50); and

(iii)	multiply the Extraordinary Cash Dividend per share of Common Stock by the amount determined in clause (ii).

Stock Purchase Agreement ([date])	2

(b)	With respect to an Extraordinary Cash Dividend that is scheduled to be paid after the Maturity Date, a number determined by performing the same two calculations as in clauses (a)(i) and (ii) but then dividing (rather than multiplying) the Extraordinary Cash Dividend per share of Common Stock by the amount so determined.

“Ordinary Cash Dividend” means, for each Dividend Period, the amount(s) of ordinary cash dividends on shares of Common Stock with an ex-dividend date during such Dividend Period equal to or less than the Dividend Cap Amount for such Dividend Period.

“Payment Date” has the meaning provided in Section 2.3(a).

“Person” means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pledge Agreement” means the Pledge Agreement dated as of the date hereof among Seller, Buyer, and Securities Intermediary, as amended from time to time.

“Potential Adjustment Event” has the meaning provided in Section 7.1.

“Relevant Rate” means the zero coupon rate with a maturity equal to the actual number of days during the Dividend Interest Period as determined by Buyer in a commercially reasonable manner from the mid-market U.S. Dollar swap curve.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Intermediary” has the meaning provided in the Pledge Agreement.

“Seller” means [client], a [client state] individual.

“Settlement Date” means the first (1st) Business Day immediately following the Maturity Date for each Tranche hereunder.

“Settlement Price” means the Closing Price per share of Common Stock on the Maturity Date.

“Settlement Ratio” has the meaning provided in Section 2.3(c).

“Termination Amount” has the meaning provided in Section 7.3.

“Termination Amount Notice” has the meaning provided in Section 7.3.

“Termination Date” has the meaning provided in Section 7.3.

“Trading Day” means, with respect to any security, a day on which the principal trading market for such security is open for trading or quotation.

“Transfer Restriction” means, with respect to any share of Common Stock (or any security entitlement in respect thereof) or other item of collateral pledged under the Pledge Agreement, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such share of Common Stock (or security entitlement in respect thereof) or other item of collateral or to enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such share of Common Stock (or security entitlement in respect thereof) or other item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon; (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such share of Common Stock (or security entitlement in respect thereof) or other item of collateral; (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of , any other obligor on or any registrar or transfer agent for, such share of Common Stock (or security entitlement in respect thereof) or other item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such share of Common Stock (or security entitlement in respect thereof) or other item of collateral; and (iv) any registration or qualification requirement or prospectus delivery requirement for such share of Common Stock (or security entitlement in respect thereof) or other item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such share of Common Stock (or security entitlement in respect thereof) or other item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a “Transfer Restriction”.

Stock Purchase Agreement ([date])	3

“Unrestricted Stock” means Common Stock (or security entitlements in respect thereof) that is not subject to any Transfer Restriction in the hands of Seller immediately prior to delivery to Buyer and would not be subject to any Transfer Restriction in the hands of Buyer upon delivery to Buyer.

“Upfront Proceeds” has the meaning provided in Section 2.2.

ARTICLE 2
Sale and Purchase

Section 2.1. Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase and acquire from Seller, the number of shares of Common Stock (or security entitlements in respect thereof) equal to the product of the Settlement Ratio and the Base Amount as specified in Annex 1 per Maturity Date. This transaction shall be divided into tranches (each a “Tranche”), each with a Base Amount and Maturity Date as specified in Annex 1.

Section 2.2. Upfront Proceeds. The upfront proceeds (“Upfront Proceeds”) shall be $[net upfront cash] in cash.

Section 2.3. Payment for and Delivery of Contract Shares.

(a)  Upon the terms and subject to the conditions of this Agreement, Buyer shall deliver to Seller the Upfront Proceeds on [date] (“Payment Date”) by wire transfer to an account designated by Seller, in New York Clearing House Funds.

(b)  On the Settlement Date, Seller agrees, subject to Section 2.4, to deliver to Buyer a number of shares of Unrestricted Stock (“Contract Shares”) equal to the product of (A) the Base Amount and (B) the Settlement Ratio, rounded down to the nearest whole number, and cash in an amount equal to the value (based on the Settlement Price) of any fractional share not delivered as a result of such rounding plus any amounts that Buyer is obligated to pay as a result of physical settling a derivative contract pursuant to Section 31 of the Exchange Act. If (x) by 10:00 A.M., New York City time on the Settlement Date, Seller has not otherwise effected such delivery of Common Stock (or security entitlements in respect thereof) or delivered cash in lieu thereof pursuant to Section 2.4 and (y) the Common Stock (or security entitlements in respect thereof) then held by Securities Intermediary as collateral under the Pledge Agreement constitutes Unrestricted Stock, then (i) Seller shall be deemed not to have elected to deliver cash in lieu of shares of Unrestricted Stock pursuant to Section 2.4 (notwithstanding any notice by Seller to the contrary) and (ii) the delivery provided by this Section 2.3(b) shall be effected by delivery by Securities Intermediary to Buyer of the shares of Unrestricted Stock then held by Securities Intermediary as collateral under the Pledge Agreement equal to the number thereof required to be delivered by Seller to Buyer pursuant to this Section 2.3(b); provided that, notwithstanding the foregoing and without limiting the generality of Section 8.1, if Seller gives timely notice of its election to deliver cash in lieu of shares of Unrestricted Stock on the Settlement Date pursuant to Section 2.4 and fails to deliver the Cash Settlement Amount on the Settlement Date as provided in Section 2.4, Seller shall be in breach of this Agreement and shall be liable to Buyer for any losses incurred by Buyer or such holder as a result of such breach, including without limitation losses incurred in connection with any decrease in the Closing Price of the Common Stock subsequent to the Maturity Date.

(c)  The “Settlement Ratio” shall be determined in accordance with the following formula, and is subject to adjustment as a result of certain events as provided in Article 7: (i) if the Settlement Price is less than $[call strike] (“Cap Level”) but greater than $[put strike] (“Floor Level”), the Settlement Ratio shall be a ratio (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th) equal to the Floor Level divided by the Settlement Price, (ii) if the Settlement Price is equal to or greater than the Cap Level, the Settlement Ratio shall be a ratio (rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th) equal to a fraction with a numerator equal to the sum of (A) the Floor Level and (B) the excess, if any, of the Settlement Price over the Cap Level, and a denominator equal to the Settlement Price, and (iii) if the Settlement Price is equal to or less than the Floor Level, the Settlement Ratio shall be one (1).

Section 2.4. Cash Settlement Option. Seller may, upon written notice delivered to Buyer not less than 10 Trading Days prior to the Maturity Date for each Tranche hereunder, elect to deliver the Cash Settlement Amount to Buyer on the Settlement Date by wire transfer of immediately available funds to an account designated by Buyer, in lieu of the shares of Common Stock (or security entitlements in respect thereof) to be delivered on the Settlement Date pursuant to Section 2.3(b).

Section 2.5. Early Termination. With the prior written consent of Buyer, Seller may terminate this Agreement in whole or in part at any time prior to the Settlement Date upon such terms as Buyer and Seller may agree in writing.

Section 2.6. Related Compensation. In connection with this Agreement, Buyer has paid a commission to UBS Financial Services, Inc.

Stock Purchase Agreement ([date])	4

ARTICLE 3
Representations and Warranties of Seller

Section 3.1. Representations and Warranties of Seller. Seller represents and warrants to Buyer and Agent that:

(a)  Seller is a natural person residing in the state of [client state].

(b)  Each of this Agreement, the Pledge Agreement, and each other document relating hereto or thereto to which Seller is a party has been duly authorized, executed and delivered by or on behalf of Seller and is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and equitable principles of general applicability.

(c)  The execution and delivery by Seller of, and the performance by Seller of its obligations under, this Agreement and the Pledge Agreement (i) will not contravene or constitute a default under any provision of applicable law or regulation, the applicable constitutive documents of Seller (if any), any agreement or other instrument binding upon Seller or any of its subsidiaries (if any) or assets or any judgment, order or decree of any governmental body, agency, official or court having jurisdiction over Seller, whether foreign or domestic, and (ii) do not require any consent, approval, authorization or order of, or filing or qualification with, any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic.

(d)  Seller is acting for its own account and has made its own independent decisions to enter into this Agreement and the Pledge Agreement and as to whether this Agreement or the Pledge Agreement is appropriate or proper for Seller based upon its own judgment and upon advice from such advisers as Seller has deemed necessary. Seller is not relying on any communication (written or oral) of Buyer, Agent or any affiliate, officer, or employee of either of them as investment advice or as a recommendation to enter into this Agreement or the Pledge Agreement; it being understood that information and explanations related to the terms and conditions of this Agreement or the Pledge Agreement shall not be considered investment advice or a recommendation to enter into this Agreement or the Pledge Agreement. No communication (written or oral) received from Buyer, Agent or any affiliate, officer, or employee of either of them shall be deemed to be an assurance or guarantee as to the expected results of this Agreement.

(e)  Seller is capable of assessing the merits of and understanding (on its own behalf or assisted by independent professionals), and understands and accepts, the terms, conditions and risks of this Agreement and the Pledge Agreement.

(f)  Seller understands that none of Buyer, Agent nor any affiliate, officer, or employee of any of them is acting as a fiduciary for or an adviser to Seller in respect of this Agreement or the Pledge Agreement.

(g)  Seller is not an “affiliate”, within the meaning of Rule 144 under the Securities Act, of the Company.

(h)  Delivery of shares of Common Stock (or security entitlements in respect thereof) by Seller pursuant to this Agreement will pass to Buyer title to such shares (or security entitlements) free and clear of any Liens, except for those created pursuant to the Pledge Agreement.

(i)  Seller has a valid business purpose for entering into this Agreement, and the transaction contemplated hereby is consistent with Seller’s overall investment strategy.

(j)  Seller is not on the date hereof, in possession or aware of any material non-public information regarding the Company or its Common Stock.

(k)  Seller acknowledges and agrees that Buyer and its affiliates may engage in proprietary trading for their own accounts and the accounts of their affiliates in the shares of Common Stock or in securities that are convertible, exercisable or exchangeable into or for shares of Common Stock (including such trading as Buyer or its affiliates deem appropriate in their sole discretion to hedge its or their market risk in any transaction whether between Buyer and Seller or with other third parties) and that such trading may affect the value of the shares of Common Stock.

Stock Purchase Agreement ([date])	5

ARTICLE 4
Representations and Warranties of Buyer

Section 4.1. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

(a)  This Agreement has been duly authorized, executed and delivered by Buyer and is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and equitable principles of general applicability.

(b)  The execution and delivery by Buyer of, and the performance by Buyer of its obligations under, this Agreement (i) will not contravene or constitute a default under any provision of applicable law or regulation or any constitutive document of Buyer or any agreement or other instrument binding upon Buyer or any of its assets or any judgment, order or decree of any governmental body, agency, official or court having jurisdiction over Buyer, whether foreign or domestic, and (ii) do not require any consent, approval, authorization order of or qualification with any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic.

(c)  Buyer has a valid business purpose for entering into this Agreement, and the transaction contemplated hereby is consistent with Buyer’s overall investment strategy.

ARTICLE 5
Conditions to Buyer’s Obligations

Section 5.1. Conditions to Buyer’s Obligations. The obligation of Buyer to deliver the Upfront Proceeds on the Payment Date is subject to the satisfaction of the following conditions:

(a)  The representations and warranties of Seller contained in Article 3 and in the Pledge Agreement shall be true and correct as of the Payment Date.

(b)  The Pledge Agreement shall have been executed by the parties thereto, and Seller shall have delivered to Securities Intermediary in accordance therewith the collateral required to be delivered pursuant to Section 1(b) thereof.

(c)  Seller shall have performed all of the covenants and obligations to be performed by it hereunder and under the Pledge Agreement on or prior to the Payment Date.

ARTICLE 6
Covenants

Section 6.1. Taxes. Seller shall pay any and all documentary, stamp, transfer or similar taxes and charges that may be payable in respect of the entry by Seller or Buyer into this Agreement and the transfer and delivery of any Common Stock (or security entitlements in respect thereof) pursuant hereto. Seller further agrees to make all payments in respect of this Agreement free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature (or interest on any taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature) imposed, levied, collected, withheld or assessed by, within or on behalf of (a) the United States or any political subdivision or governmental authority thereof or therein having power to tax or (b) any jurisdiction from or through which payment on the Agreement is made by Seller, or any political subdivision or governmental authority thereof or therein having power to tax. In the event such withholding or deduction is imposed, Seller agrees to indemnify Buyer for the full amount of such withholding or deduction, as well as any liability (including penalties, interest and expenses) arising therefrom or with respect thereto.

Section 6.2. Forward Contract. Seller hereby agrees that: (i) it will not treat this Agreement, any portion of this Agreement, or any obligation hereunder as giving rise to any interest income or other inclusions of ordinary income; (ii) it will not treat the delivery of any portion of the shares of Common Stock (or security entitlements in respect thereof) or cash to be delivered pursuant to this Agreement as the payment of interest or ordinary income; (iii) it will treat this Agreement in its entirety as a forward contract for the delivery of such shares of Common Stock (or security entitlements in respect thereof) or cash; and (iv) it will not, at any time, take any action (including filing any tax return or form or taking any position in any tax proceeding) that is inconsistent with the obligations contained in (i) through (iii). Notwithstanding the preceding sentence, Seller may take any action or position required by law, provided that Seller delivers to Buyer an unqualified opinion of counsel, nationally recognized as expert in Federal tax matters and acceptable to Buyer, to the effect that such action or position is required by a statutory change or a Treasury regulation or applicable court decision published after the date of this Agreement.

Section 6.3. Notices. Seller will cause to be delivered to Buyer:

(a)  Immediately upon the occurrence of any Event of Default hereunder or under the Pledge Agreement, or upon Seller (or any officer of Seller (if any)) obtaining knowledge that any of the conditions or events described in paragraph (a) or (b) of Section 8.1 shall have occurred with respect to the Company, written notice of such occurrence.

(b)  In case at any time prior to the Settlement Date Seller receives notice, or Seller (or any officer of Seller (if any)) obtains knowledge, that any event requiring that an adjustment be calculated pursuant to Section 7.1 or 7.2 hereof or any Nationalization or Insolvency shall have occurred or be pending, then Seller shall promptly cause to be delivered to Buyer a written notice identifying such event and stating, if known to Seller, the date on which such event occurred or is to occur and, if applicable, the record date relating to such event. Seller shall cause further written notices to be delivered to Buyer if Seller shall subsequently receive notice, or Seller (or any officer of Seller (if any)) shall obtain knowledge, of any further or revised information regarding the terms or timing of such event or any record date relating thereto.

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Section 6.4. Further Assurances. From time to time from and after the date hereof through the Settlement Date, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement in accordance with the terms and conditions hereof, including (i) using reasonable best efforts to remove any legal impediment to the consummation of such transactions and (ii) the execution and delivery of all such deeds, agreements, assignments and further instruments of transfer and conveyance necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement in accordance with the terms and conditions hereof.

Section 6.5. Actions That Could Cause Seller to Become an Affiliate. Seller shall notify Buyer immediately of its intention to: (i) purchase Common Stock (or security entitlements in respect thereof) or any other equity security of the Company in an amount that would cause Seller to become the beneficial owner, directly or indirectly, of more than three percent of the outstanding shares of any class or type of equity securities of the Company; (ii) accept a position as an officer or director of the Company; (iii) take any action that would cause Seller to possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether by ownership of voting securities, by contract or otherwise; or (iv) take any other action that could reasonably be expected to result in Seller becoming an “affiliate,” within the meaning of Rule 144 under the Securities Act, of the Company. Seller shall not take any such action unless a period of fifteen Business Days shall have elapsed after receipt of such notice by Buyer and Buyer shall not have objected in writing to such action during such period.

Section 6.6. Securities Contract. The parties hereto recognize and acknowledge that Buyer is a “financial institution” within the meaning of Section 101(22) of Title 11 of the United States Code (“Bankruptcy Code”). The parties hereto further recognize and acknowledge that this Agreement is a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of, among other Sections, Section 555 of the Bankruptcy Code.

ARTICLE 7
Adjustments

Section 7.1. Dilution Adjustments. Following the declaration by the Company of the terms of any Potential Adjustment Event, Buyer will determine whether such Potential Adjustment Event would have a dilutive or concentrative effect on the theoretical value of the Common Stock and, if so, Buyer will (i) calculate the corresponding adjustment, if any, to be made to any one or more of the Base Amount, the Settlement Ratio, the Cap Level, the Floor Level, any Closing Price and any other variable relevant to the settlement terms of this Agreement (including, without limitation, the amount or type of property to be delivered hereunder) as Buyer determines appropriate to account for that dilutive or concentrative effect and (ii) determine the effective date of that adjustment. Buyer may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by an options exchange to options on the Common Stock traded on that options exchange or, if there are no options on the Common Stock traded on any options exchange, by reference to the rules of and precedents set by any such options exchange.

For these purposes, “Potential Adjustment Event” means the declaration by the Company of the terms of any of the following:

(a)  A subdivision, consolidation or reclassification of shares of Common Stock (other than a Merger Event), or a free distribution or dividend of any shares of Common Stock to existing holders of Common Stock by way of bonus, capitalization or similar issue.

(b)  A distribution or dividend to existing holders of Common Stock of (i) shares of Common Stock; or (ii) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Company equally or proportionately with such payments to holders of Common Stock; or (iii) any rights or warrants to purchase securities described in (i) or (ii) of this paragraph (b) for payment (cash or other) at less than the prevailing market price as determined by Buyer.

(c)  A dividend or distribution consisting of any property except for (y) securities of a type described in paragraph (b) of this Section 7.1, or (z) cash dividends and distributions on shares of Common Stock. However, cash dividends and distributions on shares of Common Stock that are either (A) Excess Cash Dividends, (B) Extraordinary Cash Dividends or (C) consideration in connection with a Merger Event are subject to special treatment as described below. For purposes of clarification:

(i)	an Ordinary Cash Dividend is not a Potential Adjustment Event, and any Ordinary Cash Dividend received by Seller shall be retained by Seller as provided in Section 7.4(a);

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(ii)	an Excess Cash Dividend is not a Potential Adjustment Event, but Seller must pay an amount in cash equal to the amount of any Excess Cash Dividend to Buyer as provided in Section 7.4(b);

(iii)	an Extraordinary Cash Dividend is not a Potential Adjustment Event, and will be treated in the manner provided in Section 7.4(c); and

(iv)	cash distributions on shares of Common Stock as consideration in connection with a Merger Event shall be treated in accordance with Section 7.2 rather than pursuant to this Section 7.1.

(d)  A call in respect of shares of Common Stock that are not fully paid.

(e)  A repurchase by the Company of shares of Common Stock, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise.

(f)  Any other similar event that may have a dilutive or concentrative effect on the theoretical value of the Common Stock.

Section 7.2. Merger Events; Nationalization; Insolvency.

(a)  If any Merger Event shall be announced prior to the Settlement Date (regardless of whether the Merger Date associated therewith occurs prior to or after the Settlement Date), Buyer will determine whether such Merger Event, if consummated, would have an economic effect on the transaction contemplated by this Agreement and, if so, Buyer will calculate the corresponding adjustment, if any, to be made to any one or more of the Base Amount, the Settlement Ratio, the Cap Level, the Floor Level, any Closing Price, and any other variable relevant to the settlement terms of this Agreement (including, without limitation, the amount or type of property to be delivered hereunder) as Buyer determines appropriate to account for such economic effect. The parties agree that any such adjustment, if not made sooner, shall be made by Buyer upon the earlier of (i) the Merger Date and (ii) the Maturity Date. “Merger Event” means any (A) reclassification, change or other offer of or for the Common Stock that results in a transfer of or an irrevocable commitment to transfer 20% or more of the outstanding shares of Common Stock or (B) consolidation, amalgamation or merger of the Company with or into another entity (other than a consolidation, amalgamation or merger in which the Company is the continuing entity and which results in reclassification or change of less than 20% of the outstanding shares of Common Stock). “Merger Date” means, in respect of any Merger Event, the date upon which holders of the necessary number of shares of Common Stock to constitute a Merger Event have agreed or have irrevocably become obligated to transfer their shares of Common Stock.

(b)  If, prior to the Settlement Date, (i) all the outstanding shares of Common Stock or all the assets or substantially all the assets of the Company are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity (a “Nationalization”); or (ii) by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting the Company (an “Insolvency”): (A) all of the outstanding shares of Common Stock are required to be transferred to a trustee, liquidator or other similar official; or (B) holders of shares of Common Stock become legally prohibited from transferring them, then, in any such event, Buyer shall have the right, upon becoming aware of such event, to notify Seller of such event and terminate this Agreement as of a date set forth in such notice, following which Seller shall make a payment to Buyer as provided in Section 7.3.

Section 7.3. Payments on Termination. Following termination of this Agreement as a result of any Nationalization or Insolvency as provided in Section 7.2(b), Buyer shall determine the amount (“Termination Amount”) of the cash payment to be made by Seller to Buyer in settlement of this Agreement. The Termination Amount shall equal the Acceleration Value (calculated, for purposes of this Section 7.3, as if the Termination Date were the Acceleration Date, calculated on the basis of, in addition to the factors indicated in Section 8.1, a value ascribed to the Common Stock equal to the consideration, if any, paid or to be paid in respect of the Common Stock at the time of the Nationalization or Insolvency). As promptly as reasonably practicable after calculation of the Acceleration Value, Buyer shall deliver to Seller a notice (“Termination Amount Notice”) specifying the Termination Amount. Not later than three Business Days following delivery of a Termination Amount Notice by Buyer, Seller shall make a cash payment, by wire transfer of immediately available funds to an account designated by Buyer, to Buyer in an amount equal to the Termination Amount.

“Termination Date” means (i) in respect of a Nationalization, the date of the first public announcement of a firm intention to nationalize, and (ii) in respect of an Insolvency, the earlier of the date the shares of Common Stock are required to be transferred to a trustee, liquidator or other similar official or the date the holders of shares of Common Stock become legally prohibited from transferring the Common Stock that, in the case of a Nationalization or an Insolvency (whether or not amended or on the terms originally announced), leads to the Nationalization or the Insolvency, as the case may be, in each case as determined by Buyer.

Stock Purchase Agreement ([date])	8

Section 7.4 Cash Dividends.

(a)            Seller shall be entitled to retain any Ordinary Cash Dividend it receives.

(b)            If there is an Excess Cash Dividend, Seller shall, promptly (but in any case within seven days) following the date on which such Excess Cash Dividend is paid to holders of Common Stock generally, pay to Buyer an amount in cash equal to the per share amount of the Excess Cash Dividend multiplied by the Base Amount.

(c)            If an Extraordinary Cash Dividend with an ex-dividend date occurring during the Dividend Period is paid on the Common Stock:

(i)	If the Net Future Value of the Extraordinary Cash Dividend is less than or equal to the Floor Level:

(x)	effective as of the ex-dividend date of such Extraordinary Cash Dividend, Buyer shall reduce both the Cap Level and the Floor Level by the Net Future Value of the Extraordinary Cash Dividend; and

(y)	Seller shall pay to Buyer an amount in cash equal to the per share amount of the Extraordinary Cash Dividend multiplied by the Base Amount.

(ii)	If the Net Future Value of the Extraordinary Cash Dividend is greater than the Floor Level but less than or equal to the Cap Level:

(x)	effective as of the ex-dividend date of such Extraordinary Cash Dividend, Buyer shall reduce the Floor Level to zero (such reduction amount, “Actual Downside Reduction Amount”);

(y)	effective as of the ex-dividend date of such Extraordinary Cash Dividend, Buyer shall reduce the Cap Level by the Net Future Value of the Extraordinary Cash Dividend; and

(z)	Seller shall pay to Buyer an amount in cash equal to (1) the per share amount of the Extraordinary Cash Dividend multiplied by the Base Amount, multiplied by (2) a fraction, the numerator of which is the Actual Downside Reduction Amount and the denominator of which is the Net Future Value of the Extraordinary Cash Dividend.

(iii)	If the Net Future Value of the Extraordinary Cash Dividend is greater than the Cap Level:

(x)	effective as of the ex-dividend date of such Extraordinary Cash Dividend, Buyer shall reduce the Floor Level to zero (such reduction amount, “Actual Downside Reduction Amount”);

(y)	effective as of the ex-dividend date of such Extraordinary Cash Dividend, Buyer shall reduce the Cap Level to zero (such reduction amount, “Actual Threshold Reduction Amount”); and

(z)	Seller shall pay to Buyer an amount in cash equal to:

(1)	the per share amount of the Extraordinary Cash Dividend multiplied by the Base Amount, multiplied by

(2)	a fraction, the numerator of which is the Actual Downside Reduction Amount and the denominator of which is the Net Future Value of the Extraordinary Cash Dividend, plus

(3)	the per share amount of the Extraordinary Cash Dividend multiplied by the Base Amount, multiplied by

(4)	a fraction, the numerator of which is the excess of the Net Future Value of the Extraordinary Cash Dividend over the Actual Threshold Reduction Amount and the denominator of which is the Net Future Value of the Extraordinary Cash Dividend.

Seller shall make any such payment promptly (but in any case, within seven days) following the date on which such Extraordinary Cash Dividend is paid to holders of Common Stock generally.

Section 7.5. Miscellaneous. For the avoidance of doubt, for the purposes of this Section, Article 7 generally and Section 8.1(f), without limitation as to applicability to any other provision of this Agreement or the Pledge Agreement, unless the context otherwise requires, any reference to Common Stock shall be deemed to apply severally to any class of securities, cash or other property that shall have been distributed with respect to the Common Stock or into which Common Stock shall have been converted or otherwise exchanged (whether as a result of a Potential Adjustment Event, a Merger Event or otherwise) and any such other class of securities, cash or other property resulting from the successive application of this sentence.

Stock Purchase Agreement ([date])	9

ARTICLE 8
Acceleration

Section 8.1. Acceleration. If one or more of the following events (each an “Event of Default”) shall occur:

(a)  any legal proceeding shall have been instituted or any other event shall have occurred or condition shall exist that in Buyer’s judgment could have a material adverse effect on the financial condition of Seller or on Seller’s ability to perform Seller’s obligations hereunder, or that calls into question the validity or binding effect of any agreement of Seller hereunder or under the Pledge Agreement;

(b)  Seller makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver of or any trustee for Seller or any substantial part of Seller’s property, commences any proceeding relating to Seller under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or there is commenced against or with respect to Seller or any substantial portion of its property any such proceeding and an order for relief is issued or such proceeding remains undismissed for a period of 30 days;

(c)  at any time, any representation made or repeated or deemed to have been made or repeated by Seller under this Agreement or the Pledge Agreement or any certificate delivered pursuant hereto or thereto would be incorrect or misleading in any material respect if made or repeated as of such time;

(d)  Seller fails to fulfill or discharge when due any of its obligations, covenants or agreements under or relating to this Agreement or the Pledge Agreement, including Seller’s obligations to deliver shares of Common Stock (or security entitlements in respect thereof) or cash on the Settlement Date;

(e)  due to the adoption of, or any change in, any applicable law after the date hereof, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after the date hereof, it becomes unlawful for Seller to perform any absolute or contingent obligation to make payment or delivery hereunder or to comply with any other material provision of this Agreement or the Pledge Agreement;

(f)  in the reasonable judgment of Buyer, it becomes impracticable to freely trade (long or short) in the market for the Common Stock (or security entitlements in respect thereof), or any other securities deliverable hereunder as a result of the application of Article 7, or borrow on reasonable terms the Common Stock (or security entitlements in respect thereof), or any other securities deliverable hereunder as a result of the application of Article 7; or

(g)  a Collateral Event of Default within the meaning of the Pledge Agreement shall occur then, upon the delivery of written notice to Seller from Buyer at any time following an Event of Default, an “Acceleration Date” shall be deemed to have occurred, and Seller shall become obligated to deliver immediately upon receipt of the Acceleration Amount Notice (as defined below) a number of shares of Unrestricted Stock equal to the Acceleration Amount; provided that if Buyer proceeds to realize upon any collateral pledged under the Pledge Agreement and to apply the proceeds of such realization as provided in paragraph second of Section 10(d) thereof, then, to the extent of such application of proceeds, Seller’s obligation to deliver Unrestricted Stock pursuant to this paragraph shall be deemed to be an obligation to deliver an amount of cash equal to the aggregate Market Value of such Unrestricted Stock on the Acceleration Date. “Acceleration Amount” means the quotient obtained by dividing: (i) the Acceleration Value, as defined below, by (ii) the Market Value per share of the Common Stock on the Acceleration Date.

“Acceleration Value” means an amount determined by Buyer representing the fair value to Buyer of an agreement with terms that would preserve for Buyer the economic equivalent of the payments and deliveries that Buyer would, but for the occurrence of the Acceleration Date, have been entitled to receive after the Acceleration Date under Article 2 (taking into account any adjustments pursuant to Section 7.1 that may have been calculated on or prior to the Acceleration Date). Buyer shall calculate such amount based on the following factors (and such other factors as it deems appropriate): (i) the volatility of the Common Stock; (ii) dividends on the Common Stock; and (iii) prevailing interest rates.

As promptly as reasonably practicable after calculation of the Acceleration Value, Buyer shall deliver to Seller a notice (“Acceleration Amount Notice”) specifying the Acceleration Amount of shares of Common Stock (or security entitlements in respect thereof) required to be delivered by Seller.

Buyer and Seller agree that the Acceleration Value is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and, if Seller delivers the Acceleration Amount in the manner provided above, Buyer will not be entitled to recover any additional damages as a consequence of loss resulting from an Event of Default, a Nationalization or an Insolvency.

Stock Purchase Agreement ([date])	10

ARTICLE 9
Miscellaneous

Section 9.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of telecommunication.

Notices to Buyer shall be directed to:

11 Madison Ave, 4th Floor
New York, NY 10010
Attention: OTC Equity Solutions Group
Email: OL-OTC-EqSolutions-Notices-Amer@UBS.com

And notices to Seller shall be directed to:

[address/email/attention]

Section 9.2. Wiring Instructions. The Upfront Proceeds referenced in Section 2.2 of this Agreement shall be transferred to the account detailed below:

[Bank: UBS AG
ABA #:
Swift:
Account:
Account Name: UBS Financial Services]
FBO: [account#] ([account name])

Section 9.3. Governing Law; Severability; Submission to Jurisdiction; Waiver of Jury Trial.

(a)  This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine).

(b)  To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

(c)  Each party hereto irrevocably submits to the extent permitted under applicable law to the non-exclusive jurisdiction of the federal and state courts located in the Borough of Manhattan, State of New York.

(d)  Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement or the Pledge Agreement. Each party certifies (i) that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of any such suit, action or proceeding and (ii) acknowledges that it and the other party have entered into this Agreement and the Pledge Agreement, as applicable, in reliance on, among other things, the mutual waivers and certifications in this Section.

Section 9.4. Service of Process. The parties irrevocably consent to service of process given in the manner provided for Notices in Section 9.1. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable law.

Section 9.5. Entire Agreement. Except as expressly set forth herein, this Agreement constitutes the entire agreement and understanding among the parties with respect to its subject matter hereof and supersedes all oral communications and prior writings with respect thereto.

Section 9.6. Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 9.7. No Third Party Rights; Successors; Assigns; Assignment. This Agreement is not intended and shall not be construed to create any rights in any person other than Seller, Buyer, and their respective successors and assigns and no other person shall assert any rights as third party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Seller and Buyer shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Buyer and its successors and assigns.

Stock Purchase Agreement ([date])	11

This Stock Purchase Agreement may not be assigned, nor may any obligation hereunder be delegated, by Seller without the prior written consent of Buyer, and any purported assignment, or delegation, without such consent shall be null and void. Buyer may and shall transfer its rights and obligations hereunder to any person to whom Buyer transfers its interests and obligations under the Pledge Agreement upon the same terms and conditions applicable to such assignments therein.

Section 9.8. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 9.9. Matters Related to UBS Securities LLC and UBS Financial Services Inc. as Agents.

(a)  UBS Securities LLC shall act as “agent” for Buyer and UBS Financial Services Inc. shall act as “agent” for Seller.

(b)  Agents are not a principal to this Agreement and shall have no responsibility or liability (including, without limitation, by way of guarantee, endorsement or otherwise) to Buyer or Seller in respect of this Agreement, including, without limitation, in respect of the failure of Buyer or Seller to pay or perform under this Agreement.

(c)  Each of Buyer and Seller agrees to proceed solely against the other to collect or recover any securities or money owing to it in connection with or as a result of this Agreement. Agents shall otherwise have no liability in respect of this Agreement for their gross negligence or willful misconduct in performing their respective duties as agent hereunder.

(d)  As broker-dealers registered with the Securities and Exchange Commission, UBS Securities LLC, in its capacity as agent for Buyer, and UBS Financial Services Inc., as agent for Seller, will coordinate and be responsible for effecting the transaction contemplated in this Agreement. UBS Financial Services Inc., as agent for the Seller, will be responsible for issuing all required notices, confirmations and statements to Seller.

(e) With respect to this transaction entered into between UBS AG, Stamford Branch and Seller as principal, Seller acknowledges that it is a client of UBS Financial Services Inc. who will act as Seller's agent in dealings with UBS AG, Stamford Branch.

(f) In connection with this transaction, Seller hereby authorizes UBS Financial Services Inc. to act as its agent solely as set forth above and for the purpose of opening one or more accounts in Seller's name with UBS AG, Stamford Branch and upon Seller's instruction, entering into Transactions with UBS AG, Stamford Branch on Seller's behalf.  As such, when acting as Seller's agent, UBS Financial Services Inc. may only act upon Seller's express instructions and shall have no discretion when acting on Seller's behalf.

Section 9.10. U.S. Special Resolution Regime. Each party agrees with the other that, to the extent that UBS Securities LLC and UBS Financial Services Inc. are parties to this contract, (i) in the event that UBS Securities LLC and/or UBS Financial Services Inc. becomes subject to a proceeding under the FDI Act or the OLA (together, “U.S. Special Resolution Regimes”), the transfer of this Agreement, and any interest and obligation in or under, and any property securing, this Agreement, from UBS Securities LLC and UBS Financial Services Inc. will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under, and any property securing, the Agreement, were governed by the laws of the United States or a State of the United States; and (ii) in the event UBS Securities LLC or an Affiliate of UBS Securities LLC becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Right with respect to this Agreement that may be exercised against UBS Securities LLC are permitted to be exercised to no greater extent than such Default Right could be exercised under such U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a State of the United States.

For purposes of this Section 9.10, Affiliate has the meaning given in section 2(k) of the Bank Holding Company Act (12 U.S.C. 1841(k)) and section 225.2(a) of the Board's Regulation Y (12 CFR 225.2(a)). Default Right means, with respect to this Agreement any: (i) right of a party, whether contractual or otherwise (including, without limitation, rights incorporated by reference to any other contract, agreement, or document, and rights afforded by statute, civil code, regulation, and common law), to liquidate, terminate, cancel, rescind, or accelerate such agreement or transactions thereunder, set off or net amounts owing in respect thereto (except rights related to same-day payment netting), exercise remedies in respect of collateral or other credit support or property related thereto (including the purchase and sale of property), demand payment or delivery thereunder or in respect thereof (other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure), suspend, delay, or defer payment or performance thereunder, or modify the obligations of a party thereunder, or any similar rights; and (ii) right or contractual provision that alters the amount of collateral or margin that must be provided with respect to an exposure thereunder, including by altering any initial amount, threshold amount, variation margin, minimum transfer amount, the margin value of collateral, or any similar amount, that entitles a party to demand the return of any collateral or margin transferred by it to the other party or a custodian or that modifies a transferee’s right to reuse collateral or margin (if such right previously existed), or any similar rights, in each case, other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure. References to the “exercise” of a Default Right or the entitlement “to exercise” a Default      Right shall include the automatic or deemed exercise of a Default Right. FDI Act means the Federal Deposit Insurance Act and the regulations promulgated thereunder. OLA means Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder. State means any state, commonwealth, territory, or possession of the United States of America, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, American Samoa, Guam, or the United States Virgin Islands.

[signature pages follow]

Stock Purchase Agreement ([date])	12

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.

SELLER:

[CLIENT]

By:
Name:
Title:

Stock Purchase Agreement ([date])	13

BUYER:

UBS AG, STAMFORD BRANCH

By:
Name:
Title:

By:
Name:
Title:

AGENT:

UBS SECURITIES LLC

By:
Name:
Title:

By:
Name:
Title:

Stock Purchase Agreement ([date])	14

AGENT:

UBS FINANCIAL SERVICES INC.

By:
Name:
Title:

By:
Name:
Title:

Stock Purchase Agreement ([date])	15

Annex 1

Tranche Number	Base Amount	Maturity Date
1	[ ]	[ ]
2	[ ]	[ ]
…
[ ]	[ ]	[ ]

Stock Purchase Agreement ([date])	16